Exhibit 1.1

ProPhase Labs Provides Crown Medical Collections Update; 250+ Insurance Payors Engaged, Approximately 50 Matters in Advanced Settlement Posture

UNIONDALE, NY, January 26, 2026 (GLOBE NEWSWIRE): ProPhase Labs, Inc. (OTC: PRPH) (“ProPhase” or the “Company”), a next-generation biotech, genomics and consumer products company, today provided an operational update on the progress of its Crown Medical Collections initiative relating to legacy COVID-19 testing receivables held by its laboratory subsidiaries currently in Chapter 11 proceedings.

Crown Medical Collections (“Crown Medical”), which serves as special counsel to the Debtors for the collection of accounts receivable, is actively engaged in settlement negotiations with a broad group of commercial insurance payors in connection with outstanding ProPhase receivables arising from approved and completed COVID-19 diagnostic testing services.

According to Crown Medical:

“Crown Medical Collections, in its capacity as special counsel for the collection of accounts receivable, is actively engaged in settlement negotiations with more than 250 insurance payors relating to outstanding ProPhase receivables. Approximately 50 of these matters are presently in advanced settlement posture, with anticipated resolutions expected to close within the next 30 to 90 days. These recoveries are expected to generate substantial proceeds and materially enhance near-term liquidity in support of ongoing operations and an orderly court-supervised restructuring process.”

During the COVID-19 pandemic, the Company’s laboratory subsidiaries generated approximately $300 million in total gross billings for diagnostic testing services. Of that amount, approximately $150 million represents claims that were either not reimbursed at all or were underpaid, despite the Company’s belief that such claims were valid and, in many cases, previously approved by payors.

Crown Medical believes that, in many instances, insurance payors engaged in systematic delays, denials, or underpayments of valid claims, often without a legitimate basis for non-payment. Crown Medical’s recovery efforts are premised on the view that these actions were not the result of routine administrative errors or good-faith disputes, but rather reflected broader payment practices designed to avoid or defer payment obligations owed for services properly rendered during the COVID-19 testing surge.

The Crown Medical initiative is focused on pursuing recoveries related to this unpaid or underpaid portion of testing billings.

As previously disclosed, Crown Medical has estimated that aggregate net cash recoveries to the Company, after contingency fees and legal costs, could exceed $50 million, though the timing and ultimate amount of any such recoveries remain subject to negotiation outcomes, court processes, and other uncertainties.

The Chapter 11 reorganization of the Company’s COVID-19 testing laboratory subsidiaries was undertaken to streamline and accelerate these recovery efforts under court supervision, while insulating ProPhase Labs, Inc. at the parent-company level. Following satisfaction of creditor obligations at the subsidiary level, remaining proceeds are expected to benefit ProPhase Labs, Inc.

CEO Commentary:

“Today’s update from Crown Medical validates our strategic decision to advance this initiative through the bankruptcy process,” said Ted Karkus, Chairman and Chief Executive Officer of ProPhase Labs. “With a substantial number of payors already in advanced settlement posture, we believe the initial settlements anticipated in the first quarter of 2026 have the potential to meaningfully improve near-term liquidity and support the Company’s ongoing operations and restructuring efforts.”

Mr. Karkus added, “Crown Medical continues to pursue both negotiated settlements and litigation strategies designed to maximize recoveries efficiently, while avoiding unnecessary delays. We remain encouraged by the depth of engagement across a large and diversified group of insurance payors.”

ProPhase Labs will continue to provide updates on material developments related to the Crown Medical Collections initiative as appropriate.

About ProPhase Labs Inc.

ProPhase Labs Inc. (OTC: PRPH) (“ProPhase”) is a next-generation biotech, genomics and consumer products company. Our mission is to build a healthier world through bold innovation and actionable insight. We’re revolutionizing healthcare with industry-leading Whole Genome Sequencing solutions, groundbreaking diagnostic development, such as our potentially life-saving test for the early detection of esophageal cancer, and a world-class direct-to-consumer marketing platform for cutting-edge OTC dietary supplements. We develop, manufacture, and commercialize health and wellness solutions to enable people to live their best lives. We are committed to executional excellence, smart diversification, and a synergistic, omni-channel approach. ProPhase Labs’ valuable subsidiaries, their synergies, and significant growth underscore our potential for long-term value.  www.ProPhaseLabs.com

Forward-Looking Statements

Except for the historical information contained herein, this document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our strategy, plans, objectives and initiatives, including our expectations regarding the future revenue growth potential of each of our subsidiaries, our expected timeline for commercializing our BE-Smart Esophageal Cancer Test, our expectations regarding future liquidity events, the success of our efforts to collect accounts receivable and anticipated timeline for any payments relating thereto, and our ability to successfully transition into a consumer products company. Management believes that these forward-looking statements are reasonable as and when made. However, such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those projected in the forward-looking statements. These risks and uncertainties include but are not limited to our ability to obtain and maintain necessary regulatory approvals, general economic conditions, consumer demand for our products and services, challenges relating to entering into and growing new business lines, the competitive environment, and the risk factors listed from time to time in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any other SEC filings. These forward-looking statements are subject to risks and uncertainties and actual results may differ materially. Details about these risks and uncertainties can be found in our filings with the SEC. The Company undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Readers are cautioned that forward-looking statements are not guarantees of future performance and are cautioned not to place undue reliance on any forward-looking statements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investor Relations Contact:

Dave Gentry, CEO

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

PRPH@redchip.com

Retail Investor Relations Contact:

Renmark Financial Communications

John Boidman: jboidman@renmarkfinancial.com

Tel.: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com